Monroe Financial Partners, Inc.

Financial Report
December 31, 2025 and 2024

This report is deemed PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-14045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monroe Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 West Madison Street, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Gazda	312-521-1111	rgazda@performancetrust.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
(Name – if individual, state last, first, and middle name)

2300 Buffalo Road, Bldg. 200	Rochester	NY	14624
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3623
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Gazda, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monroe Financial Partners, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
KATHRYN M BECKERT
Notary Public, State of Illinois
Commission No. 929255
My Commission Expires April 7, 2029

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents





Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of PT Financial Companies LLC) as of December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 28, 2025

2

Monroe Financial Partners, Inc.

Statements of Financial Condition
December 31, 2025 and 2024

Assets

	2025	2024
Cash	$ 247,665	$ 27,485
Receivable from Clearing Broker	1,384,015	791,472
Securities in firm account, at fair value	2,303,559	1,707,748
Other assets	39,110	35,036
Restricted deposit with Clearing Broker	100,000	100,000
Total assets	$ 4,074,349	$ 2,661,741

Liabilities and Shareholder's Equity

Liabilities:

Accounts payable, accrued expenses and other liabilities	$ 1,881,008	$ 806,358
Securities sold, not yet purchased, at fair value	4,460	-
Total liabilities	1,885,468	806,358

Shareholder's equity:

Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	12,572,300	12,022,300
Retained (deficit)	(10,391,097)	(10,174,595)
Total shareholder's equity	2,188,881	1,855,383
Total liabilities and shareholder's equity	$ 4,074,349	$ 2,661,741

See Notes to Financial Statements.

Note 1. The Company

Monroe Financial Partners, Inc. (Company and MFP) is a securities broker-dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company is registered with the Securities and Exchange Commissions (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was acquired by PT Financial Companies LLC (the Parent and PTFC) on April 5, 2024 (the Acquisition Date), and is now a wholly owned subsidy of the Parent.

On the Acquisition Date, the Parent and the Company entered into a Closing Agreement whereby the Parent acquired 100% of the outstanding equity interests of the Company from Monroe Securities Holdings, Inc (MSHI). The net assets acquired were either at fair value or a cost that approximated fair value. The goodwill resulting from this acquisition was equal to the book value of the Company's goodwill and, in accordance with Accounting Standards Codification (ASC) 350 – Intangibles – Goodwill and Other, was assigned to PTFC as of the Acquisition Date. After the Acquisition Date, MSHI had no continuing interest in the Company.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The Company reports on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Allowance for Credit Losses - In accordance with the Current Expected Credit Loss model, the allowance for credit losses is based on a forward-looking approach that considers management's evaluation of collectability based upon factors such as the nature of the receivable, credit concentrations, trends in historical loss experience, current economic conditions, and other risks.

The Company has a receivable that arose from trading activity with its Clearing Broker. As of December 31, 2025 and 2024, management estimates that its receivable is collectible and, as such, an allowance for credit losses is not required. The receivable from Clearing Broker at December 31, 2025 and December 31, 2024 was $1,384,015, and $791,472, respectively.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC regarding fair value measurements and disclosures. The majority of securities in the firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets. The firm also has long positions (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment on an annual basis, and between annual tests if a triggering event occurs or circumstances change, to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value. Upon the sale of the Company to PTFC on April 5, 2024, the goodwill was assigned to PTFC.

Note 2.   Summary of Significant Accounting Policies (continued)

Income Taxes - The Company elected to be taxed as a Qualified Subchapter S Subsidiary for the period January 1, 2024 through December 19, 2024 and was considered a pass-through entity for federal income taxation purposes and was therefore not subject to federal income tax, but the Company may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the years ended December 31, 2025 and 2024, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities. The Company early adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. In accordance with this ASU, the Company, as a disregarded entity for the period January 1, 2024 through December 19, 2024, was not required to include, in their separate financial statements, amounts of current and deferred taxes. The Company's activity was included in the federal and state income tax returns of the ultimate parent company for the period January 1, 2024 through December 19, 2024.   The Company stopped being a qualified subchapter S subsidiary with its parent on December 20, 2024, becoming a C-Corporation. As such and for the period December 20, 2024 through December 31, 2025, the Company's activity will be included at the entity level filing Form 1120.

The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and has placed a 100% valuation on its net operating loss carryforward. Therefore, the Company has not recorded any deferred tax asset or liability as of December 31, 2025 and 2024.

At December 31, 2025, the Company had total net operating losses in the amount of approximately $216,000 that can be carried forward indefinitely.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

Note 3. Fair Value Measurement

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3. Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stock				
Banks, thrifts, and financial services	$ 1,730,691	$ 161,566	$ 216,446	$ 2,108,703
Insurance	1,880	12,927	1,970	16,777
Other	38,607	14,639	9,150	62,396
Real estate	10,999	64,385	-	75,384
Total Common Stock	1,782,177	253,517	227,566	2,263,260
Preferred Stock				
Banks, thrifts, and financial services	-	35	14,025	14,060
Utilities	11,034	6,071	-	17,105
Total Preferred Stock	11,034	6,106	14,025	31,165
Fund				
Real estate	7,815	-	-	7,815
Preferred Trust				
Banks, thrifts, and financial services	-	-	1,304	1,304
Unit Trust				
Real estate	15	-	-	15
Total Securities Owned:	$ 1,801,041	$ 259,623	$ 242,895	$ 2,303,559
Securities Sold, Not Yet Purchased:				
Common Stock				
Banks, thrifts, and financial services	4,460	-	-	4,460
Total Securities Sold, Not Yet Purchased	4,460	-	-	$ 4,460

Note 3. Fair Value Measurement (continued)

The following table presents a reconciliation of activity for the Level 3 securities for 2025.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of the year	$ 69,507	$ 2,425	$ 1,304	$ 73,236
Additions	130,020	14,897	-	144,917
Transfers into level 3	9,662	-	-	9,662
Transfers out of level 3	-	(2,425)	-	(2,425)
Dispositions	(29,692)	-	-	(29,692)
Realized gain (loss) on disposition	2,409	-	-	2,409
Net unrealized gain (loss) on securities	45,660	(872)	-	44,788
Balance, end of year	$ 227,566	$ 14,025	$ 1,304	$ 242,895

The total unrealized appreciation attributable to Level 3 securities still held as of December 31, 2025 is $47,645 for common stock. The total unrealized depreciation attributable to Level 3 securities still held as of December 31, 2025 is $7,872 for preferred stock and $3,616 for preferred trust.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024. There were no liabilities as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stock				
Banks, thrifts, and financial services	$ 1,404,140	$ 44,671	$ 64,673	$ 1,513,484
Insurance	-	12,242	784	13,026
Other	21,235	13,557	3,000	37,792
Real estate	30,457	35,411	1,050	66,918
Utility	-	14,105	-	14,105
Total Common Stock	1,455,832	119,986	69,507	1,645,325
Preferred Stock				
Banks, thrifts, and financial services	670	2,229	-	2,899
Real estate	-	352	-	352
Utilities	42,146	13,282	2,425	57,853
Total Preferred Stock	42,816	15,863	2,425	61,104
Preferred Trust				
Banks, thrifts, and financial services	-	-	1,304	1,304
Unit Trust				
Real estate	15	-	-	15
Total Securities Owned:	$ 1,498,663	$ 135,849	$ 73,236	$ 1,707,748

Note 3. Fair Value Measurement (continued)

The following table presents a reconciliation of activity for the Level 3 securities for 2024.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of the year	$ 84,819	$ 7,000	$ 2,650	$ 94,469
Additions	33,156	2,425	-	35,581
Transfers into level 3	11,094	-	-	11,094
Dispositions	(83,718)	-	-	(83,718)
Realized gain (loss) on disposition	24,501	-	-	24,501
Net unrealized gain (loss) on securities	(345)	(7,000)	(1,346)	(8,691)
Balance, end of year	$ 69,507	$ 2,425	$ 1,304	$ 73,236

The total unrealized appreciation attributable to Level 3 securities still held as of December 31, 2024 is $1,985 for common stock. The total unrealized depreciation attributable to Level 3 securities still held as of December 31, 2024 is $7,250 for preferred stock and $3,616 for preferred trust.

The Company assesses the levels of the securities at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,660,079, which was $660,079 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of 0.9866 to 1.

Note 5. Employee Benefits

The Company maintained a SIMPLE-IRA Plan until April 5, 2024. Subsequent to April 5, 2024, employees of the Company were eligible to participate in a profit-sharing plan operated by PTFC.

Note 6. Related-Party Transactions

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP). SCPGP is owned by a majority of the shareholders of MSHI, the parent company of MFP until MFP was sold to PTFC on April, 5 2024. SCPI and SCPA utilized MFP as a broker/dealer.

As of April 5, 2024, the Company entered into an Expense Sharing Agreement with Performance Trust Capital Partners, LLC, (PTCP) an affiliated entity, which is also a wholly owned subsidiary of PTFC, where the affiliate will provide various trading supervision and other administrative services.

Monroe Financial Partners, Inc.

Notes to Financial Statements
December 31, 2025 and 2024

Note 7. Financial Instruments With Off-Balance Sheet Risk

As of December 31, 2025 and 2024, the Company had a payable due to PTCP in the amount of $1,547,211 and $526,313, respectively, which is included in accounts payable, accrued expenses, and other liabilities in the statements of financial condition. These payable balances are the result of the expense sharing agreement with said affiliate and included out-of-pocket and allocated personnel, occupancy, operations, technology, legal, accounting and professional services expenses.

The Company sometimes sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. In these cases, the Company records these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements. As of December 31, 2025 and 2024, securities sold, not yet purchased amounted to $4,460 and $ -0-, respectively.

Note 8. Contingency

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial condition.

Note 9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

Subsequent to year-end, the Parent contributed capital to the Company in the amount of $700,000, which the Company later returned.